Mail Stop 6010

September 20, 2006

Via U.S. Mail and Facsimile to (408) 752-9028

George A. Hervey
Vice President and Chief Financial Officer
Marvell Technology Group Ltd.
5488 Marvell Lane
Santa Clara, CA 95054

      Re: **Marvell Technology Group Ltd.**
               Form 10-K for the Fiscal Year Ended January 28, 2006
               Filed April 13, 2006
               Form 8-K Filed June 26, 2006
               File No. 000-30877

Dear Mr. Hervey:

      We have reviewed your response dated August 21, 2006 and additional filings and have the following comment. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed June 26, 2006

1. Please tell us when you expect to file the audited and unaudited interim statements of assets acquired and liabilities assumed and statements of revenues and direct expenses along with the related pro forma data for the acquisition of the communications and application processor product lines from Intel Corporation as required by Item 9.01(a)(4) of Form 8-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant